Exhibit 99.2

Copyright © 2025 TNL Mediagene Asia's Next - Generation Media and Data Analytics Company Investor Presentation May 2025 1

Disclaimer 2 Copyright © 2025 TNL Mediagene Disclaimer This presentation (this “Presentation”) is for information purposes only. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirement of the Securities Act of 1933, as amended, or in reliance on an exemption therefrom. Cautionary Statement Regarding Forward - Looking Statements This Presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. In some cases, you can identify forward - looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward - looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward - looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward - looking statements. Forward - looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene's filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. TNL Mediagene cannot assure you that the forward - looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward - looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward - looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication. Financial Data The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene's annual report on Form 20 - F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting policies and certain other information.

Non - IFRS Financial Measures This Presentation includes adjusted EBITDA and adjusted EPS, financial measures not presented in accordance with the International Financial Reporting Standards. These non - IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing TNL Mediagene's financial results. Therefore, adjusted EBITDA and adjusted EPS should not be considered in isolation or as an alternative to net income, cashflows from operations or other measures of profitability, liquidity or performance under IFRS. We believe adjusted EBITDA and adjusted EPS, including on a forward - looking basis, provide useful information to management regarding certain financial and business trends relating to TNL Mediagene's financial condition and results of operations. You should be aware that the Company's presentation of adjusted EBITDA and adjusted EPS may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and adjusted EPS are our preferred metrics for profitability because we believe they facilitate operating performance comparisons on a period - to - period basis and exclude items that we do not consider to be indicative of our core operating performance. We define adjusted EBITDA as profit (loss) for the period excluding (i) non - cash items such as depreciation expenses, amortization expenses, stock - based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization. We define adjusted EPS as profit(loss) for the period excluding (i) non - cash items such as depreciation expenses, amortization expenses, stock - based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization, extraordinary finance costs and related commitment fees. Our management does not consider adjusted EBITDA or adjusted EPS in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of adjusted EBITDA and adjusted EPS is that they exclude significant expenses that are required by IFRS to be recorded in TNL Mediagene's financial statements. In addition, adjusted EBITDA and adjusted EPS are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining such non - IFRS financial measures. For more details on the definitions of adjusted EBITDA and adjusted EPS and reconciliations of adjusted EBITDA and adjusted EPS to IFRS financial measures, see "Use of Non - IFRS Financial Measures" in this Presentation. Industry and Market Data This Presentation contains industry and market data obtained from third - party industry publications and sources, from research reports prepared for other purposes and from our management’s good faith estimates and internal sources. Such information was obtained or prepared from sources believed to be reliable, but we have not independently verified the underlying information obtained from these sources and cannot assure you of the accuracy or completeness of such information or the reasonableness of any underlying assumption used by third - parties to prepare such information. Any data on past performance or modeling contained in this Presentation is not an indication as to future performance. The nature of this information is inherently subjective, based on estimates and is subject to change. Trademarks and Intellectual Property All trademarks, service marks, and trade names of TNL Mediagene or its affiliates used herein are trademarks, service marks, or registered trade names of TNL Mediagene. Any other product, company names or logos mentioned herein are the trademarks and/or intellectual property of their respective owners and their use is not intended to, and does not imply, a relationship with TNL Mediagene, or an endorsement or sponsorship by or of TNL Mediagene. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that TNL Mediagene will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. No Advice Given Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations relating to us. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations, or financial needs. Nothing contained herein shall be deemed a recommendation to any individual or entity to enter into any transaction or take any course of action. Important Additional Information and Where to Find It Our annual report for the fiscal year ended December 31, 2024, when available, can be obtained, without charge, at the SEC’s website at www.sec.gov or on our website at www.tnlmediagene.com . 3 Copyright © 2025 TNL Mediagene

Copyright © 2025 TNL Mediagene FY2024 Financial Results

$35.8m 5 Copyright © 2025 TNL Mediagene $48.5m FY2023 FY2024 Consolidated Revenue Consolidated Revenue +35%

Business Unit Revenue



Media & Branded Content
$9.7m
+41%
$13.7m
FY2023
FY2024
Technology
$10.6m
+34%
$14.2m
FY2023
FY2024
Digital Studio
$15.4m
+33%
$20.5m
FY2023
FY2024

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Copyright © 2025 TNL Mediagene - $0.9m - $1.0m - 2.8% Margin FY2023 FY2024 35% 37% FY2023 FY2024 Gross Margin & Adjusted EBITDA Margin 1 Gross Margin Adjusted EBITDA Margin 1 +1% Gross Margin Expansion 2 ~1% Adjusted EBITDA Margin Improvement Notes: 1. Adjusted EBITDA is a non - IFRS financial measure. See the “Use of Non - IFRS Financial Measures” section of this presentation for the definition of this non - IFRS measure. 2. Values are rounded and may not sum to 100% due to rounding. 7 - 1.8% Margin

Copyright © 2025 TNL Mediagene Adjusted EPS 1 Adjusted EPS 1 8 ($0.015) ($0.035) FY2023 FY2024 Notes: 1. Adjusted EPS is a non - IFRS financial measure. See the “Use of Non - IFRS Financial Measures” section of this presentation for the definition of this non - IFRS measure.

Copyright © 2025 TNL Mediagene Recent Business Updates

New Assets Drive Growth & Diversification

We launched key new media assets in 2024 and have more planned for 2025

Key New Assets Launched:

- **Expanding Specialized Sites:** Launched TECH INSIDER in 2024 and expect to launch BUSINESS INSIDER TAIWAN in 2025, enhancing engagement across key verticals

Why This is Exciting:

- **Product Evolution Driving Member Acquisition:** Site renewal & CMS upgrades focused on boosting membership acquisition
- **Enhanced Content & Brand:** Leader features, video / SNS growth, improved engagement, media awards
- **Strong User Gains:** Free member YoY growth +40%[1], Paid member YoY growth +15%[1], building a robust user base
- **Revenue Diversification Success:** Subscription YoY growth +18%[1] alongside stable ad revenue

Key Growth Drivers:

- Maximize site growth & engagement
- Diversify content & channels
- Streamline with AI
- Expand geographically

BUSINESS INSIDER

Powered by TNL mediagene

TECH INSIDER

LIFE INSIDER

MONEY INSIDER

Source: Company data as of March 31, 2025.
Notes: 1. Figures represent the company's calculations comparing single month results for March 2024 and March 2025.

Copyright © 2025 TNL Mediagene

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Transforming Media Trust into Purchase Power

PChome collaboration - Taiwan's leading E-commerce platform

Why This is Exciting:

- **High Visibility, High Traffic Marketplace:** PChome is a key ecommerce platform in Asia, similar to Amazon, and generating USD billions of GMV sales per year across millions of SKUs[1]
- **Trust Monetization:** Seamlessly converting editorial credibility into direct purchase decisions
- **Proprietary Data Ecosystem:** Capturing valuable first-party retail intelligence across diverse product categories
- **Consumer Journey Ownership:** From inspiration to transaction – all within our media ecosystem


PChome
ONLINE

Business Outcomes:

- **Igniting Content-Fueled Commerce:** Establishes a unique, high-conversion channel where our content seamlessly translates into sales, dramatically boosting media asset value
- **Powering Precision Advertising:** Creates next-generation ad products fueled by unique purchase-intent data, delivering superior ROI and unparalleled insights for advertisers
- **Building a Sustainable Data Advantage:** Secures a critical, owned first-party retail data asset, future-proofing our business against cookie deprecation and creating a powerful competitive moat

"This isn't just another commerce integration—it's a fundamental transformation of our media value proposition, creating a self-reinforcing ecosystem of content, commerce, and intelligence."

[1]Source: PChome.

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We are Shaping Taiwan's AI Future

TNL Mediagene is Co-Hosting the Premier 2025 Generative AI Dual Conference

Taiwan's premier AI gathering (May 23-24, Taipei) — bringing together 1000+ developers, industry leaders, and innovators to explore next-generation AI technologies

Why This is Exciting:

- **From Insight to Influence:** Co-hosting this event provides a big boost in visibility for TNL Mediagene, and recognizes the company as one of the key architects of Taiwan's AI industry – putting our brand squarely on the cutting-edge of AI innovation in Asia
- **Forging Ecosystem Dominance:** This event puts us at the heart of the tech and innovation ecosystem and extends our influence far beyond traditional media channels – driving future business


GENERATIVE AI
×
TNL mediagene

Business Outcomes:

- **Amplifying Brand Capital & Access:** Builds significant brand equity and unlocks high-value B2B relationships with pivotal tech players, venture capital, and emerging industry disruptors
- **Fueling the Content Monetization Engine:** Generates an exclusive content goldmine that can be syndicated, premium native advertising opportunities, and compelling branded storytelling opportunities – driving new revenue streams

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Copyright © 2025 TNL Mediagene Business Snapshot

We are a Media, Digital Studio and Technology Company with Data at its Core

25
Content brands

500+
Employees

189M+
Monthly digital footprint [1]

850+
Customers

45M+
Monthly unique users [2]

Global
Diverse customer base

$48.5M
2024 revenue [3]

Tokyo
Head office


Media
&
Branded
Content
Data
Technology
Digital Studio

Sources: Company data and Google Analytics as of March 31, 2025. Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024.
Notes: [1] Digital footprint comprised of average monthly views during the most recent available Company data for the twelve months ended March 31, 2025.
[2] Monthly unique users comprised of the average monthly unique users of owned sites and Social platforms (YouTube + TikTok) based on the Company data for the twelve months ended March 31, 2025.
[3] Audited revenue for 2024.

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Copyright © 2025 TNL Mediagene 91 66 64 59 50 39 33 30 19 Monthly Unique Users (Owned Sites) 2 (Millions) 36 1 31 26 23 21 20 18 10 8 7 10 ポ 17% 21% 26% 25% 47% 53% Regional Media Nikkei (JP) Asahi (JP) South China Morning Post Yomiuri (JP) Nikkan Sports (JP) United Daily News (TW) Liberty Times (TW) China Times (TW) Straits Times (SG) Global/US Media ESPN CBS News Fox News Washington Post CNBC WSJ Times LA Times FT Gender Age Sources: Semrush and Company data as of monthly average from April 2024 to March 2025. Notes: 1. Google Analytics as of monthly average from April 2024 to March 2025. 2. Monthly unique users comprised of average monthly unique users of owned sites based on most recent available data sourced from Google Analytics for the company and Semrush for other media for the monthly average from April 2024 to March 2025. 3 ASEAN refers to Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam. Female Male 18 - 24 35 - 44 55+ 25 - 34 45 - 54 TNMG Among Largest Asian & International Media 15 With a Global Scale & Diverse, Regional Audience Taiwan United States Other Japan Hong Kong ASEAN 3 Geography 2.6% 73.4% 20.3% Audience Profile 1 1.2% 1.8% 0.7%

~ 66% reach among Japanese Gen Z and Millennials ~ 39% reach among Taiwanese Gen Z and Millennials Reaching Asian Millennial & Gen Z Audiences Both in Asia & Abroad And countries with large overseas Asian populations 16 Copyright © 2025 TNL Mediagene

Notes: This list represents a subset of our broader client base since July 2021. 17 Copyright © 2025 TNL Mediagene We Have a Large, Prestigious Customer Base 850+ Clients Trust Us with their Advertising Spend

Our Sustainable Growth is Led by a Seasoned Leadership Team

Joey Chung

**Chief Executive Officer
Co-Founder, Director**



- Co-Founded The News Lens in 2013
- General Manager of Sanrio China
- Key Roles at UBS Equity Research

Motoko Imada

**President, COO
Co-Founder, Director**



- Founded Mediagene 1998
- Founded INFOBAHN in 2015
- Launched Japanese version of Wired in 1994.

Jim Wu

Chief Corporate Affairs Officer, Director



- Global M&A at Yahoo!
- Chief Legal Officer at Openwave Systems Nasdaq: OPWV
- Entrepreneur, investor, advisor, and strategic visionary in the Pacific Rim for over 30 years

Hiroyuki Terao

Chief Financial Officer



- CFO at Mediagene Inc.
- Certified public accountant
- Extensive years of experience in Finance and Business Management

Richard Lee

Chief Technology Officer



- Experienced entrepreneur with a passion for technology and media
- Founded two media companies, Inside and iCook.
- Named Forbes 30 Under 30 Asia in Media, Marketing & Advertising in 2017

Aya Miyake

Chief Governance Officer



- Worked at Japan ASEAN Investment (now Japan Asia Investment), supporting startups
- Joined JASDAQ Securities Exchange (now part of Japan Exchange Group) as its first female career-track employee
- In 2012, became the first female executive at a Japanese stock exchange (Osaka Securities Exchange).

Carly Ma

Chief Human Resource Officer



- F- Senior HR Manager at Porsche Taiwan Motors, a subsidiary of Porsche A.G., Germany
- HR Business Partner at Amazon Fulfillment Services, Amazon.ca (2015–2019)
- Recruiting Analyst at Amazon Canada (2013–2015)

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Marcus Brauchli Director Chairman of the Board of Blue Ocean Nasdaq: BOCN Founder of North Base Media Executive Editor of Wall Street Journal and Washington Post Takako Masai Director Director and Chair at SBI Financial and Economic research Institute Advisory board at SKBI financial institute, Singapore Management University Ex Policy Board of the Bank of Japan Lauren Zalaznick Director Senior Advisor, BCG, Global TMT Director, RTL Group; Chair, National CineMedia Former Director, GoPro, Nielsen Corporation, Penguin Random House, Shazam Former EVP, Comcast NBCUniversal Priscilla Han Director Independent Director at Blue Ocean Nasdaq: BOCN Chief Investment Officer at Reapra Corporate Finance at Deloitte And Supported by an Experienced Public Company Board 19 Copyright © 2025 TNL Mediagene

Strong Brands & Significant Audience Reach

We Operate 25 Media Brands Across Five Categories

News & Business	B2B Media	Technology	Lifestyle & Food		Sports & Entertainment
The News Lens	Digiday Japan	Gizmodo Japan	iCook	Lifehacker Japan	Sports Vision
Business Insider Japan	Mashing Up	Cool3c	Roomie	Roomie Kitchen	Agent Movie
Business Yee	Becoming Aces	INSIDE	every little d	Roomie International Mandarin Edition	Sirabee
	Modern Retail	Tech Insider	Life Insider	Money Insider	Fuze
	Glossy			iGood	

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We Help Advertisers Gain Access to More Than One Billion Asian Millennials and Gen Zers

Target Millennial and Gen Z Populations (Millions) [1]


Tier 2 Priority Markets:
— Indonesia
— Philippines
— India
+1.0B
Tier 1 Priority Markets:
— Singapore
— Asian-Americans
— South Korea
— Thailand
— Vietnam
— Malaysia
+147M
Core Markets:
— Japan
— Taiwan
54M

Ad Spending ($US) [2]


Tier 2 Priority Markets:
— Indonesia
— Philippines
— India
+22.7B
Tier 1 Priority Markets:
— Singapore
— Asian-Americans
— South Korea
— Thailand
— Vietnam
— Malaysia
+53.1B
Core Markets:
— Japan
— Taiwan
58.5B

Sources: Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024.

Notes: [1] The company defines "Millennial" as a person born 1980-1994 and "Gen Z" as a person born 1995-2014.

[2] Statista for 2022 ad spending data as of March 6, 2024. The figure for Asian-American ad spending is based on the size of the U.S. advertising market ($368 billion) times the Asian-American share of the U.S. population of approximately 7.3%. Ad spending per Millennial and Gen Z assumes equal distribution of advertising dollars across population.

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Core Markets $18.7 $426 43.9 Japan $2.6 $255 10.1 Taiwan Tier 1 Priority Markets $1.4 $459 3.0 Singapore $15.3 $1,109 13.8 Asian - American $6.4 $292 22.0 South Korea $2.0 $64 31.5 Thailand $1.2 $22 56.8 Vietnam $0.9 $45 19.5 Malaysia Tier 2 Priority Markets $3.4 $22 152.7 Indonesia $1.6 $23 68.1 Philippines $7.8 $10 807.2 India $61.3 Total Country Millennial + Gen Z Populations (millions) ð Ad Spend per Capita 2 ($US) = SAM ¹ ($US billions) Sources: Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024. Notes: ¹ SAM is Serviceable Addressable Market, calculated as a product of average advertising spend per capita (calculated as equal distribution of advertising spend across population). And Unlock an Estimated $61B Market 2 Statista for 2022 ad spending data as of March 6, 2024. The figure for Asian - American ad spending is based on the size of the $US advertising market ($368 billion) times the Asian - American share of the U.S. population of approximately 7.3%. Ad spending per Millennial and Gen Z assumes equal distribution of advertising dollars across population. 22 Copyright © 2025 TNL Mediagene

Our M&A Model One or two acquisitions per year Focus on media and content brands, technology, or data solutions Intended to open new geographies or strengthen internal technology Our M&A methodology was profiled in a Harvard Business Review case study 1 Notes: We Strategically Acquire Media and Technology Companies to Enhance Growth We have integrated 10 acquisitions since 2018 and operate an active target sourcing pipeline 2018 2020 2022 2019 2023 2021 2024 1 Huang, Laura, and Katie LaMattina. "TNL Media Group." Harvard Business School Case 422 - 010, April 2022. 23 Copyright © 2025 TNL Mediagene

Copyright © 2025 TNL Mediagene Business Overview/ Business Unit Overview

Integrated Business Ecosystem With 3 Business Units Data Technology Media E - commerce Ad Tech Al Customer Data Service Research Data Analytics User Data Content IMC/Events Advertising $ We strategically leverage cross - selling opportunities to enhance service adoption among our existing customer base. 25 Copyright © 2025 TNL Mediagene

Our Competitive Edge: Scaling Media and Data Sources and Monetizing Data Assets with Three Interconnected Business Units

Expanding Media Influence

Expand Reader Data Across Language, Market, SNS, and AI

CMS / Media Operational Technology
CDP / Data Licensing

Strong Customer Base

Media & Branded Content

- Advertising
- Sponsored Content
- Subscriptions
- Events

Technology

- AdTech
- E-Commerce
- Data Analytics
- AI Agent Services

Digital Studio

- Creative and Design
- Market Research

Data Revenue Expansion

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Media & Branded Content Our key drivers are expanding global reach and readership through multilingual content while maximizing profitability by diversifying revenue streams with a focus on high - value advertising, subscriptions, and content commerce. $13.7 M 28 % Annual Revenue 41% YoY growth Revenue ($US Millions) of Total Revenue 3.3 27 Copyright © 2025 TNL Mediagene 9.8 13.8 FY 2022 FY 2023 FY 2024

Media & Branded Content

Trust-Driven Revenue Diversification

Expansive Media Portfolio

- 25 trusted brands across five categories in three languages
- 45M+ monthly unique users, 189M+ monthly digital impressions
- Spanning News, Business, B2B, Technology, Lifestyle, and Sports

Trust as Strategic Advantage

- Reduced acquisition costs through quality content
- Multi-channel distribution maximizing reach
- Premium advertiser connections to engaged audiences

AI-Powered Evolution

- Technology division partnership for content optimization
- Enhanced multilingual capabilities and video production
- Personalization and interactive content development

Diversified Revenue Streams

- Premium Brand Content: High-margin native campaigns and placements
- High-Value Advertising: Storytelling-driven with precision targeting
- Subscriptions: B2B focus with selective B2C pilots
- Events: Revenue generation with direct audience engagement

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Technology Our key drivers for the Technology business are leveraging advanced AI technology and data analytics to develop and optimize integrated advertising solutions (especially content commerce and performance ads) and forging strategic partnerships to capture and grow revenue within the retail media market. $14.2 M 29 % of Total Revenue Annual Revenue 34% YoY growth Revenue ($US Millions) 7.5 29 Copyright © 2025 TNL Mediagene 10.6 14.2 FY 2022 FY 2023 FY 2024

Technology

Media-Powered Innovation Engine

Data & AI Foundations

- Media operations expertise driving tech innovation
- AI enhancement of media efficiency and advertising performance
- Engagement optimization elevating profitability and brand value

High-Value Client Solutions

- Programmatic media buying services
- Advanced data analytics and AI marketing platforms
- LLM/RAG-powered intelligent marketing strategies
- Expert consulting in audience behavior and media planning

Retail Media Leadership

- Proprietary DSP technology for e-commerce monetization
- Omnichannel advertising utilizing first-party data
- Platform development and data ecosystem integration

Growth Accelerators

- Content Commerce platform leveraging media expertise
- Redefining affiliate marketing through "Engagement-Driven, Revenue-Maximized Content Syndication"
- Strategic expansion into $610B Asian Millennial/Gen Z market
- Targeted tech investments and M&A for competitive advantage

Revenue Drivers

- Media buying services
- Data & analytics solutions
- Retail media technology
- Content Commerce platform
- Consulting expertise

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Digital Studio Our Digital Studio thrives through long - term enterprise partnerships where technology meets creativity to deliver contemporary brand communications. This business serves as our strategic client entry point — showcasing our capabilities through integrated campaigns while expanding relationships from creative services to comprehensive technology and data solutions. $20.5 M 42 % Revenue ($US Millions) of Total Revenue Annual Revenue 33% YoY growth 9.2 31 Copyright © 2025 TNL Mediagene 15.4 20.5 FY 2022 FY 2023 FY 2024

Digital Studio

Innovative Solutions Through Technology & Creativity

Strategic Partnership Model

- Long-term enterprise content retainer contracts (36+ months)
- Technology-creativity fusion addressing cutting-edge customer challenges
- "Content as a Service" approach expanding across client base

Portfolio Showcase Effect

- Large-scale integrated campaigns demonstrating advanced capabilities
- Visual storytelling and short-form video production excellence
- Driving new business acquisition through demonstrated success

Cross-Business Synergies

- Customer insights informing media & content development
- Production expertise fueling technology business innovation
- Integrated approach to complex communication challenges

Core Services

- Digital communication strategy development
- Brand image building
- Visual storytelling and short video production
- Comprehensive annual campaign management
- Cross-platform marketing planning

Market Drivers

- Rising demand for brand storytelling
- Growing media influence in public discourse
- Shift toward customized annual campaign packages
- Increased emphasis on visual content formats

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Cross - Selling Opportunities: We aim to be the one - stop shop for all of our clients’ digital transformation needs Client Attachments by Business Unit ● Media & Branded Content: Advertisers, brand managers, PR firms ● Technology: Programmatic buyers, digital agencies, e - commerce retail media channels ● Digital Studio: Corporates, public sector organizations, NGOs Cross - Selling Pathways ● Branded content clients → Digital media placement ● Digital Studio clients → Advanced ad - tech solutions for data - driven decisions ● Media buyers → Integrated marketing execution and creative services Integrated Solutions Approach ● Complementary services across business units ● Technology supporting creative deliverables ● Media placement enhancing content production value Full - Service Client Journey ● Entry through one business unit ● Expansion to complementary services ● Development of comprehensive client relationships 33 Copyright © 2025 TNL Mediagene

Copyright © 2025 TNL Mediagene Business Overview/ Competitive Advantage

Sports Business Technology Lifestyle Food Entertainment News Competitive Landscape The first ½ of our moat is expanding our media verticals, influence and thus readership. Our data collection has scaled year after from 20M to over 40M unique readers, and is expected to grow to 60M and then 100M unique readers and beyond across multiple territories and languages across Asia and soon other international markets The other ½ of our moat is simultaneously expanding and diversifying our tech and data products to monetize on our ever growing data from the first part of the moat, thus creating a positive flywheel year after year as we expand Big Data Market Research AI Algorithm Services Retail Media Network Marketing Solutions Content Commerce E - Commerce Analytics AdTech 30th brand 35th brand …… …… Data 25 media brands 35 Copyright © 2025 TNL Mediagene

Our Strategy Builds on Itself, Resulting in More Customers, Wallet Share

Growth Drivers	Key Activities
1 **Invest in Sophisticated Data Assets**	— Deploy AI and cookie-less technology to capture rich, behavioral data — Acquire retail purchasing data through partnerships — Expand membership-based service offerings to increase first and zero-party data collection
2 **Increase User Engagement**	— Leverage behavioral data to tailor content to users, increasing "stickiness" — Deploy interactive content that generates more behavioral data, creating a cycle that allows additional tailoring of content to user preferences to further increase engagement
3 **Consolidate Position in Existing Media**	— Expand existing brands' coverage into new content categories based on insights from first and zero-party data — Acquire media brands in new content categories in existing market
4 **Expand into New Geographies**	— Bring existing brands into new geographies in East and Southeast Asia, excluding China — Acquire media brands in new geographies in East and Southeast Asia, excluding China — Integrate new brands into proprietary technology platform, capturing high-quality data and creating new opportunities for customers
5 **Deliver Market-leading ROAS**	— Help create ROAS opportunities for customers by offering 1) high-quality data, 2) high-quality engagement, 3) new brands, and 4) new geographies, all supported by proprietary technology and data — Maintain investments in proprietary content creation and data analytics technologies
6 **Grow Client Base**	— Execute on steps 1-5 to deliver exceptional value to new and existing customers, creating opportunities for repeat business and wallet share — Introduce our full suite of services o clients to create cross-sell opportunities — Leverage owned media assets, and proprietary, differentiated technology and data, to work with and attract business from agencies

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Proprietary Technology Enables no - code design and deployment of highly interactive ads Integrates seamlessly into owned Advertising Network Increases customer speed - to - market and ad performance Identifies unique users and creates predictive audience profiles Analyzes data across types (e.g., zero, first and second - party) and brand sources Serves ads on owned mobile network, reaching a significant majority of mobile users in Taiwan Provides considerable ad impressions per dollar for customers Description Manages multi - media content across brands Assesses performance of each piece of content Optimizes content to improve audience reach and engagement Content Management System 37 Copyright © 2025 TNL Mediagene Content Engagement Platform Advertising Network Creative Content Application Our Proprietary Technology Drives Advertising Performance for Customers in an Integrated Fashion

Powering Commerce Success Through Integrated Technology Solutions


mediagene
Trial
INFOBAHN
Product Development Marketing Strategy
BRAND
DATA Content
Outside Media (SNS)
Retail Media ADS
Retail
Media Commerce
CONSUMER
Feedback
Feedback

Supporting corporate commerce business, including retail media advertising using purchase data, content development, design and operation of effective advertising, and product development support, using the company's own marketplace as a point of contact.

BUSINESS INSIDER, GIZMODO, LIFEHACKER Japan, ROOMIE

Supporting content commerce

CoSTORY, machi-ya

Cloud Funding & Social Commerce

amazon, PayPay, Rakuten, YAHOO! JAPAN

EC Support (Support for Amazon Sales)

TNL mediagene

Copyright © 2025 TNL Mediagene

38

RAG Technology Consumer Insights Matching Engine Audience Reports Data Integration AI Agent All - in - One Advanced AI Unified Capabilities AI - Driven Targeting: Connecting Brands with Their Ideal Audiences 39 Copyright © 2025 TNL Mediagene

Beyond Demographics:
Translating Consumer Behavior into Actionable Insights



TNL mediagene
User Profile
Content Engagement
5M+
Anonymized
User Data
Ad2
Ad Response
Metrics
Retail Purchase Patterns
E-Commerce Behaviors
Transaction Records
Predictive AI
Insight Engine
1 Data Collection
2 Data Cleansing
3 Data Structuring
4 Analysis
5 Tagging
Consumer Intent
Media Consumption Habits
Lifestyle Preferences
Premium Consumer Segments
Family & Children
Financial Planning Interests
...more

TNL mediagene
Copyright © 2025 TNL Mediagene
40

Copyright © 2025 TNL Mediagene Business Overview/ Case Studies

Case Study Anker

Lift Brand


GIZMODO
ポタ電は｢W（ワット）数｣を見て選ぼう。ポータブル電源＆アクセサリのベストバイガイド
Photo: ギズモード編集部
LIFEHACKER
今日のライフハックツール
Ankerのポータブル電源にしてよかった。快適すぎる冬キャンプの最適解【今日のライフハックツール】
ROOMIE
迷いすぎて手が出せなかった「ポータブル電源」選び。私がAnkerに決めた理由はね…
Sponsored by アンカー・ジャパン

Convert willingness to buy into results

Brand Content Drives Over 3x Purchase Volume

Anker Japan addressed the challenge of consumers feeling lost when choosing portable power stations by leveraging a major e-commerce platform event to increase brand awareness and drive definite purchases. They implemented sponsored article tie-ups on three influential media platforms: ROOMIE, Lifehacker, and GIZMODO, tailoring the content to resonate with reader needs and boost purchase intent. Using specific angles like "Why I Chose Anker," they offered a brand experience beyond simple product descriptions. The articles clearly directed readers to the e-commerce platform's purchase page, facilitating a smooth buying process.

As a result, they exceeded the target purchase volume by over threefold. The click-through rate (CTR) from the articles also significantly improved, greatly contributing to an overall increase in Anker's sales. This demonstrates how brand content can drive short-term results and maximize brand performance.

TNL mediagene

Case Study **Intel**


AIツール
使ったことある？
自分でDIYするより
完成品がほしい
ディスプレイには
こだわりたい
大きいものに
心惹かれる
A
物事に妥協なし！
スペックも画面もモリモリのこちらがおすすめ
【チャート式】新入生最初の難関"PC選び"。この動画を見れば選び方わかります【ポイントはAI】
ギズモード・ジャパン
登録済み
622
共有
オフライン
AI PCって何？
A
ハイエンド
0:52
2:01
3:27
4:40

GIZMODO JAPAN's Video Format: Guiding Students to Their Ideal PC

GIZMODO JAPAN created YouTube video content to support students choosing PCs for their new life, focusing on finding their "ideal partner."
This special content, commissioned by Intel, showcased the appeal of 13 AI PCs (Intel Core Ultra).
Leveraging their trusted media presence and 900K+ YouTube subscribers, GIZMODO JAPAN used relatable video to strongly drive purchase intent by highlighting personal benefits.

Results: The content resonated with a wide audience, as evidenced by numerous comments and 330,000 views . This success significantly increased user interest in and understanding of Intel.

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43

Case Study ViewSonic TeamJoin



一頁式網站製作
遠距會議 近在咫尺
Google GDN、關鍵字
Meta
LinkedIn Ads
Ad2 Connection Story
INSIDE廣編

By leveraging **Ad2 × jooii AI** retail data, we conduct precise consumer behavior analysis to generate high-value audience segments. This data is seamlessly integrated across multiple platforms for optimized ad placement.

The approach not only enhances targeting accuracy but also creates a feedback loop where audience data is collected and recirculated for future campaigns, significantly improving promotional outcomes.

Performance Results:
Retail Audience Click-Through Rate
Outperforms standard audiences by up to 140%

TNL mediagene

Copyright © 2025 TNL Mediagene
44

Case Study **DBS Bank**


21%
15%

Through multi-dimensional data analysis, **RMN** helps luxury brands (financial products, high-end merchandise, premium automobiles) identify potential consumer segments.

By implementing consistent and long-term advertising campaigns, we build comprehensive audience tags and detailed segmentation profiles.

Performance Results:
CTR exceeding standard financial campaigns by 200%

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45

Case Study BENROMACH

BENROMACH
SPEYSIDE SINGLE MALT
SCOTCH WHISKY


MADE BY HAND FOR GENUINE CHARACTER
手工製作
真我風格
百樂門斯佩賽
單一麥芽威士忌
BENROMACH
10
12
15

We managed social media brand presence for Benromach's whisky, developing strategic content and advertising for both Facebook fan page and Instagram platforms.

Our approach focused on promoting brand values and strengthening overall brand image.

Performance Results:

Average monthly social media reach exceeding 40,000

Monthly engagement rate above 5%

Meta post engagement CPE reduced by 50%

Meta ad CTR performance exceeding average by over 22.1%

Meta ad engagement rate performance exceeding average by over 14.8%

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46

Case Study Taiwan Tourism Bureau

Taiwan
THE HEART OF ASIA

交通部觀光局
Tourism Bureau, MOTC


Show
@TAIWAN
Taiwan


Follow me to TAIWAN

We established a long-term partnership with Taiwan's Tourism Bureau developing tailored promotional strategies to support the "New Southbound Policy" aimed at attracting Southeast Asian tourists to Taiwan.

We collaborated with prominent Malaysian influencers and created interactive campaign websites and AR filters to enhance promotional reach.

Performance Results:

Over 360K views with 620+ organic interactions for short videos

86K+ organic visitors with more than 8K active participants on the interactive website

Exceeded media exposure targets by 123%

Surpassed video view rate goals by 151%

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47

Case Study Sony Semiconductor Solutions


LightsWill
01

INFOBAHN


02
デジタルの眼でとらえる見えない
光。大童澄瞳がSSSの技術と出合

Case Example:

Creating 'LightsWill': A Media Platform for SSS Branding

- INFOBAHN supported the branding activities of Sony Semiconductor Solutions Corporation (SSS).
- INFOBAHN planned and produced the web media "LightsWill" (published by Mediagene) to discuss the future of semiconductors.
- INFOBAHN is responsible for the media's operation, including content production and marketing.
- The site design and content have resulted in high user engagement. SSS has received positive feedback from its employees.

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Case Study Canon Marketing Japan


ミライアングル
INFOBAHN
THE FIRST
3分でわかる
ランサムウェア

Case Example:

Developing 'Mirai Angle': Enhancing Canon MJ's Corporate Communication

- INFOBAHN provided corporate communication support to Canon Marketing Japan Inc. (Canon MJ).
- INFOBAHN designed, built, and operates the owned media "Mirai Angle."
- Digital marketing was used to reach users who could not be reached through existing public relations activities.
- "Mirai Angle" was launched in October 2023. INFOBAHN continues to support media operations as a partner.

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49

Case Example: Driving Long - term Customer Engagement In 2018 INFOBAHN began a long - term engagement to manage content marketing for Nichirei, one of Japan’s largest food brands. INFOBAHN developed innovative digital content marketing, engaging tools and an offline book to engage diverse audiences. Since partnering with INFOBAHN, viewership increased significantly and the site has won numerous awards. 50 Copyright © 2025 TNL Mediagene Case Example: Building Awareness for New Audiences Nichirei also engaged INFOBAHN to help bring existing products to new audiences. For example, Nichirei’s buyers of its popular fried chicken product were primarily female heads of households. To reach a younger audience, Nichirei launched an interactive campaign that encouraged users to solve mysteries to receive participation rewards. The campaign engaged users in an “online” world and on social media utilizing key products. Following this interactive campaign, the participation rate of the target demographic increased significantly. Case Study Nichirei

Copyright © 2025 TNL Mediagene Appendix

Use of Non - IFRS Financial Measures In this Presentation we have included adjusted EBITDA, a non - IFRS financial measure, and adjusted EPS, a non - IFRS measure, which are key measures used by our management and board of directors in evaluating our operating performance . Adjusted EBITDA and adjusted EPS are our preferred metrics for profitability because we believe they facilitate operating performance and profit performance comparisons on a period - to - period basis and exclude items that we do not consider to be indicative of our core operating performance . Adjusted EBITDA and adjusted EPS have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS . Some of these limitations are : • although amortization and depreciation are non - cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA and adjusted EPS do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; • adjusted EBITDA and adjusted EPS do not reflect changes in, or cash requirements for, our working capital needs; • adjusted EBITDA and adjusted EPS do not reflect the potentially dilutive impact of equity - based compensation; and • other companies, including our competitors in various industries, may calculate adjusted EBITDA and adjusted EPS or similarly titled measures differently, which reduces its usefulness as a comparative measure. We define adjusted EBITDA as profit (loss) for the period excluding (i) non - cash items such as depreciation expenses, amortization expenses, stock - based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization . We define adjusted EPS as profit (loss) for the period excluding (i) non - cash items such as depreciation expenses, amortization expenses, stock - based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization, extraordinary finance costs and related commitment fees . 52 Copyright © 2025 TNL Mediagene

Adjusted EBITDA Reconciliation Notes: 1 Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants. 2 For the year ended December 31 , 2023 , we incurred approximately $ 0 . 3 million of impairment loss on intangible assets due to the closure of our e - commerce platform CoSTORY as the internally - developed software on which CoSTORY relied became no longer recoverable . For the year ended December 31 , 2024 , we incurred impairment loss on intangible assets of approximately $ 29 . 0 million, which mainly consisted of (i) an impairment loss of $ 25 . 5 million against the goodwill of Mediagene recognized because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024 , it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss and (ii) an impairment loss of $ 3 . 1 million due to the downsizing of the e - commerce department of Polydice Inc . 3 For the year ended December 31 , 2023 , one - time transaction - related expenses comprise the professional service fees related to (i) the merger with Mediagene ; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization . For the year ended December 31 , 2024 , one - time transaction - related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $ 4 . 3 million ; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc . of $ 0 . 5 million ; and (iii) the listing expense of $ 38 . 2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization . 53 Copyright © 2025 TNL Mediagene

Adjusted EPS Reconciliation Notes: 1 Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants. 2 For the year ended December 31 , 2023 , we incurred approximately $ 0 . 3 million of impairment loss on intangible assets due to the closure of our e - commerce platform CoSTORY as the internally - developed software on which CoSTORY relied became no longer recoverable . For the year ended December 31 , 2024 , we incurred impairment loss on intangible assets of approximately $ 29 . 0 million, which mainly consisted of (i) an impairment loss of $ 25 . 5 million against the goodwill of Mediagene recognized because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024 , it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss and (ii) an impairment loss of $ 3 . 1 million due to the downsizing of the e - commerce department of Polydice Inc . 3 For the year ended December 31 , 2023 , one - time transaction - related expenses comprise the professional service fees related to (i) the merger with Mediagene ; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization . For the year ended December 31 , 2024 , one - time transaction - related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $ 4 . 3 million ; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc . of $ 0 . 5 million ; and (iii) the listing expense of $ 38 . 2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization . 54 Copyright © 2025 TNL Mediagene

Copyright © 2025 TNL Mediagene 0.6x 13.0x 22.3x 3.1x 2.3x 2.8x 3.4x 3.6x 3.1x 11.8x 12.5x 8.6x 2.7x 4.6x 6.1x Compelling Valuation vs. Reference Comparables TNL Mediagene management believes the company is currently undervalued 55 Source: Yahoo Finance Valuation Measures Current Enterprise Value / Revenue accessed 5/10/2025 AdTech Digital & Social Media Average: 7.2x Median: 3.4x Average: 7.1x Median: 6.1x